Exhibit 12.1

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

		Twelve-Month Period Ended					Transition Period
	Nine-Month Period Ended September 30,	December 31,					October 19, 2010 to December 31,	July 1, 2010 to October 18,
(dollar amounts in millions)	2015	2014		2013	2012	2011	2010	2010	Fiscal 2010
Determination of earnings:
Income (loss) before income taxes	$467.9	$(253.1)		$322.2	$159.7	$114.7	$(126.7)	$86.9	$284.3
Add:
Loss on equity investments	5.7	9.2		12.7	4.1	1.2	0.3	0.5	0.1
Distributed income of equity investees	10.0	—		—	—	—	—	—	—
Fixed charges	436.3	323.9		242.9	276.8	284.4	67.7	30.1	103.4

Total earnings available for fixed charges	$919.9	$80.0		$577.8	$440.6	$400.3	$(58.7)	$117.5	$387.8

Fixed charges:
Interest expense (a)	$365.6	$283.8		$202.6	$224.9	$228.3	$58.3	$14.9	$49.6
Estimated interest portion of rent expense	70.7	40.1		40.3	51.9	56.1	9.4	15.2	53.8

Total fixed charges	$436.3	$323.9		$242.9	$276.8	$284.4	$67.7	$30.1	$103.4

Ratio of earnings to fixed charges	2.11	(b	)	2.38	1.59	1.41	(b )	3.9	3.8

(a)	Includes interest on debt and capital leases and amortization of deferred financing costs and debt issuance discount.
(b)	Earnings were insufficient to cover fixed charges for the twelve month period ended December 31, 2014 and for the period October 19, 2010 to December 31, 2010 by $243.9 million and $126.4 million, respectively.